UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot,
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On September 3, 2025, Nova Ltd. (NASDAQ: NVMI) (the “Company”) issued a press release announcing the pricing of $650 million principal amount of 0.00% convertible senior notes in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.  A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated September 3, 2025 entitled “Nova Announces Pricing of Upsized Private Offering of $650 Million of 0.00% Convertible Senior Notes due 2030.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025
NOVA LTD.

	By:	/s/ Guy Kizner
	Name:	Guy Kizner
	Title:	Chief Financial Officer